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               [Letterhead of Luse Gorman Pomerenk & Schick, P.C.]




(202) 274-2011                                             rpomerenk@luselaw.com

November 14, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attention: Christian Windsor, Esq., Special Counsel

        RE:     MAGYAR BANCORP, INC.
                (REGISTRATION NO. 333-128392)
                REGISTRATION STATEMENT ON FORM SB-2
                -----------------------------------

Dear Mr. Windsor:

        On behalf of Magyar Bancorp, Inc. (the "Company") and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 3 to the Company's Registration Statement on Form SB-2 (the "Amended SB-2"). Set forth below are the Company's responses to the Staff's comment letter dated November 10, 2005, a copy of which is included in the courtesy copy of the Amended SB-2 forwarded under cover of this letter. The Company's numbered responses correspond to the Staff's comments in its letter. The Amended SB-2 has been blacklined to reflect changes from Amendment No. 2 to the Company's Registration Statement, filed November 8, 2005.

        1. As requested in the comment, the table on page 18 has been revised to include the $2.9 million gain on the sale of the main office as a separate line item.

        2. As requested in the comment, the additional discussion linking the trends in the provision for loan losses, the allowance for loan losses, and non-performing loans during the fourth quarter has been added on pages 21 and 22.

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Christian Windsor, Esq.
November 14, 2005
Page 2


        We trust the foregoing is responsive to the Staff's comments. Please call the undersigned at (202) 274-2011 or John J. Gorman at (202) 274-2001 should you have any questions.

                                                 Respectfully,

                                                 /s/ Robert B. Pomerenk

                                                 Robert B. Pomerenk

Enclosures
cc:     Kathryn McHale, Esq.
        Amanda Roberts, CPA
        John P. Nolan, CPA
        Elizabeth E. Hance, President and
           Chief Executive Officer
        John J. Gorman, Esq.
        Benjamin Azoff, Esq.